Exhibit 99.1

May 13, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read Plastec Technologies, Ltd.’s statements included in its Report of Foreign Private Issuer on Form 6-K dated May 10, 2016, and we agree with such statements concerning our firm.

/s/ Dominic K.F. Chan & Co.

Dominic K.F. Chan & Co.

Certified Public Accountants

Hong Kong